Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: April 30, 2014

TMX, NYSE — HBM 2014 No. 21

25 York Street, Suite 800 Toronto, Ontario Canada M5J2V5 tel 416 362-8181 fax 416 362-7844 hudbayminerals.com

Hudbay Releases First Quarter 2014 Results

Summary

•                  Full year production and operating cost guidance remains unchanged with improvements achieved in Lalor and 777 operating costs and underground rehabilitation at 777 now complete, as expected.

•                  Constancia project approximately 71% complete at March 31, 2014; on track for first production during Q4 2014.

•                  Lalor on budget and on schedule to double production capacity and increase production rates in the second half of 2014.

•                  Reed achieved commercial production ahead of guidance and completed construction under budget.

•                  On February 9, 2014, Hudbay announced its intention to commence an offer to acquire Augusta Resource Corporation, operator of the undeveloped Rosemont Project in Arizona.

•                  Received commitment letter in connection with a US$150 million, four-year Constancia standby credit facility; closing expected in the second quarter of 2014.

Toronto, Ontario, April 30, 2014 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its first quarter 2014 financial results. In the first quarter of 2014, operating cash flow before change in non-cash working capital decreased to negative $4.6 million from $12.3 million in the first quarter of 2013. Hudbay recorded a net loss and loss per share of $27.2 million and $0.15, respectively, in the first quarter of 2014 compared to a profit and earnings per share of $1.9 million and $0.01 in the first quarter of 2013.

Cash flow from operations, net earnings and cash cost per pound of copper were all negatively affected by a significant accumulation of unsold copper (29% of quantity produced in the quarter) and precious metals (44% of quantity produced in the quarter). As a result of rehabilitation work at the 777 mine that was successfully completed in February 2014, production of copper concentrate rebounded as expected late in the first quarter and was in line with overall expectations. This limited the availability of concentrate for shipping prior to quarter end, and extreme cold weather in the quarter affected railway service from Hudbay’s Manitoba operations.

First quarter of 2014 loss was affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Earnings Per Share Impact ($/share)
Mark-to-market gain on metal price hedging	8.6	6.3	0.03
Gain on mark-to-market of embedded derivative related to long-term debt	2.9	2.9	0.02
Loss as a result of provisional pricing adjustments	(2.9)	(1.8)	(0.01)
Foreign currency translation loss	(8.6)	(10.9)	(0.06)
Augusta transaction costs	(3.7)	(3.7)	(0.02)
Impairments and mark-to-market adjustments related to junior mining investments	(0.7)	(0.7)	—
Loss on disposal of Back Forty project	(6.5)	(6.5)	(0.04)
Impact on deferred taxes of certain Peru costs and change in discount rates on decommissioning and restoration liabilities	—	(3.5)	(0.02)

“Hudbay is poised to deliver growth in production, earnings and cash flows in the second half of this year as we approach the end of our $2.2 billion three-mine construction program,” said David Garofalo, president and chief executive officer. “Constancia continues to advance toward completion and initial production during the fourth quarter of this year. Growth will also come from our core Manitoba business as Reed is now at steady-state production and we are on track to double Lalor’s production capacity in the second half of 2014.”

On February 9, 2014, Hudbay announced its intention to commence an offer to acquire all of the issued and outstanding common shares of Augusta Resource Corporation (“Augusta”) not already owned by Hudbay (the “Offer”). Under the terms of the Offer, Augusta shareholders are entitled to receive 0.315 of a Hudbay common share for each Augusta common share held, representing a premium of approximately 62% based on the 20-day volume-weighted average share prices of Hudbay and Augusta on the TSX for the period ended February 7, 2014.

The Offer is currently open for acceptance until 5:00 p.m. (Toronto time) on May 5, 2014, unless extended or withdrawn. Hudbay will not extend the Offer beyond May 5, 2014 unless, at or by that date, the remaining conditions to the Offer have been satisfied or waived, including the condition that Augusta’s shareholder rights plan (the “Shareholder Rights Plan”) has been waived, invalidated or cease-traded.

On April 14, 2014, Hudbay applied to the British Columbia Securities Commission for an order to cease trade the Shareholder Rights Plan and a hearing commenced on April 29, 2014. The hearing was adjourned to May 2, 2014, when the parties will make additional submissions to the Commission.

Hudbay is arranging a US$150 million standby credit facility to provide financing for expenditures on the Constancia project, if required. BNP Paribas and ING Capital LLC are acting as Mandated Lead Arrangers and have provided a commitment letter for the financing, subject to customary conditions and other terms contained therein including completion of due diligence and definitive documentation. The facility is expected to have a term of four years, with any drawdowns bearing interest at LIBOR + 3.50%. In addition, Hudbay intends to enter into a long-term agreement with Louis Dreyfus Commodities Metals Suisse S.A. for the sale of approximately 20% of the life of mine copper concentrate production from Constancia on standard market terms. The definitive agreements are expected to be finalized during the second quarter of 2014.

Financial and Operating Results

Total revenue for the first quarter of 2014 was $106.8 million, $13.1 million lower than the same period in 2013. This decrease was primarily due to lower sales volumes and lower copper prices compared to the first quarter of 2013. This decrease was partially offset by favourable movements in foreign exchange rates and unrealized gains on copper and zinc hedges.

First quarter 2014 ore production at Hudbay’s Manitoba business unit was 19% higher than the prior year’s first quarter as a result of a full quarter of production at the Lalor and Reed mines. Operating costs per tonne of ore mine in the first quarter at 777 were 12% lower, compared to the same period in 2013, primarily due to reduced contractor costs, offset partly by increased propane heating costs due to an abnormally cold winter. Costs during the first quarter of 2013 at Lalor were capitalized. Operating costs per tonne of ore in the first quarter of 2014 at Lalor improved by 12% when compared to the fourth quarter of 2013 as progress was made in replacing contractors with permanent employees. Further economies of scale are projected in the second half of 2014 when Lalor is expected to double its production capacity rate to 2,700 tonnes of ore per day.

The operating cost per tonne of ore processed in the first quarter of 2014 at the Flin Flon concentrator was 9% lower than the same period in 2013, largely due to the increase in production in the first quarter of 2014 as a result of Reed pre-commercial production. Operating costs per tonne of ore processed at the Snow Lake concentrator in the fourth quarter of 2014 decreased by 20% compared to the same period in 2013 due to increased ore throughput as the Lalor mine continued to ramp up production.

Cash Flows

Operating cash flows before change in stream deposit and non cash working capital were negative $4.6 million, reflecting a decrease of $16.9 million compared to 2013, mainly as a result of lower sales volumes and lower copper prices.

Cash and cash equivalents increased by $132.6 million from December 31, 2013 to $764.0 million as at March 31, 2014. This increase was mainly driven by net proceeds related to the January equity offering of $165 million, the receipt of the third deposit under the precious metals stream transaction with Silver Wheaton Corp. of US$125 million, net drawdowns of the equipment financing facility of $59 million, and $52 million of value added-tax refunds from the Peruvian government. This was partly offset by $233 million of investments primarily at the Constancia project, and interest and dividend payments of $42 million.

During the last nine months of 2014, Hudbay anticipates making $551 million in capital expenditures on the Constancia and Lalor projects, in addition to $150.8 million in accrued but unpaid expenditures on these projects as at March 31, 2014. Hudbay has total pro forma available and committed liquidity of approximately $1.2 billion, including $764.0 million in cash and cash equivalents at March 31, 2014, US$135 million due from Silver Wheaton, US$150 million in availability under the Constancia credit facility, together with amounts available under the Cat Financial equipment finance facility, the corporate revolving credit facility and cash tax refunds expected to be received during the first half of 2014. In addition, Hudbay has a US$100 million credit facility available if required to refinance any indebtedness of Augusta which may become repayable as a result of completion of the Offer.

Constancia

At Hudbay’s 100% owned Constancia copper project in Peru, the project was over 71% complete on a proportion spent basis at the end of March 2014. Of the total project capital budget of US$1.7 billion, Hudbay has incurred approximately US$1.2 billion in costs to March 31, 2014 and entered into an additional US$200 million in commitments.

Hudbay continues to advance construction activities on the power transmission line from Tintaya to Constancia, with construction approximately 75% complete and completion is expected in July 2014, in time for Constancia commissioning activities. The Socabaya to Tintaya 220kV transmission line upgrade is complete and was energized in April of this year. All families in areas critical to commencement of operations have been resettled. All required mining equipment for pre-stripping operations has been commissioned and pre-stripping activities commenced on schedule in early March 2014. Purchased power and port services contracts are in place.

Significant progress has been achieved on construction of the concentrator. All fabricated structural steel is on site, and deliveries of fabricated mechanical steel and piping continue. The crusher, mills, flotation cells and other major mechanical equipment have been placed, and mechanical fit-out continues. Water and tailings pipeline and water reclaim piping construction are advancing. Electrical and instrumentation installation is underway and electrical rooms are being delivered to site for installation. Dam construction on the east tailings embankment is well underway and on schedule, and water retention in the east tailings impoundment has commenced. Water capture to build operations water inventory began in December 2013.

Constancia construction remains on track for first production in late 2014 and commercial production in the second quarter of 2015.

Lalor

At Hudbay’s 100% owned Lalor project in Manitoba, of the total mine construction budget of $441 million, Hudbay has invested approximately $390 million and has entered into an additional $42 million in commitments to March 31, 2014. The underground mine remains on schedule and on budget. Hudbay is continuing underground project development and has completed the excavation of the production shaft. Hudbay has completed the steel guide installation to the 955 metre level, and is currently constructing the loading pocket along with the remaining sets in the shaft. Hudbay expect to complete the steel guide installation in the second quarter of 2014.

Construction is proceeding well on the 910 and 955 metre levels on the mine dewatering systems, rock breakers and the loadout systems. Commissioning of the production shaft, completion of mine construction, doubling of the production capacity at the mine and concentrator to 2,700 tonnes per day and an increase to the production rate remain on schedule for July 2014.

The completion of surface construction is expected late in 2014. Hudbay has recently received the Environment Act licence for Lalor, which will enable full production via the main shaft.

Reed

Hudbay’s 70% owned Reed mine in Manitoba achieved commercial production at the end of the first quarter, ahead of guidance, having operated at an average of 792 tonnes per day in the first quarter of 2014. Of Hudbay’s $72 million estimated capital construction budget, the company has invested approximately $66 million to March 31, 2014 to complete the project under budget. Approximately $4 million of project capital will be spent as sustaining capital over the life of the mine. As of March 31, 2014, project development had advanced 2,332 metres with an additional 883 metres of pre-production development for a total of 3,215 metres of advancement.

During the first quarter of 2014, Hudbay mined 71,236 tonnes of ore at a copper grade of 1.92% and a zinc grade of 2.14% from a combination of ore development and longhole stope mining.

Key Financial Results

	Three Months Ended March 31
($000s except per share and cash cost amounts)	2014	2013
Revenue	106,779	119,881
(Loss) profit before tax	(24,139)	7,924
Basic and diluted (loss) earnings per share[1]	(0.15)	0.01
Profit (loss) for the period	(27,219)	1,907
Operating cash flow[2,3]	(4,634)	12,261
Operating cash flow per share[3]	(0.02)	0.07
Cash cost, after by-product credits (per pound sold)[3]	2.53	1.85

1Attributable to owners of the company.

2Before stream deposit and change in non-cash working capital.

3Refer to “Non-IFRS Financial Performance Measures” below.

($000s except per share and cash cost amounts)	March 31, 2014	December 31, 2013
Cash and cash equivalents	764,001	631,427
Total assets	4,401,233	3,843,986

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash costs per pound of copper sold (“cash cost”) are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of the Company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents Hudbay’s calculation of operating cash flow per share for the three months ended March 31, 2014 and March 31, 2013:

	Three Months Ended March 31
($000s except share and per share amounts)	2014	2013
Operating cash flow before stream deposit and change in non-cash working capital	(4,634)	12,261
Weighted average shares outstanding	186,031,709	172,012,192
Operating cash flow per share	(0.02)	0.07

Cash cost per pound of copper sold

Cash cost per pound of copper sold is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations. Hudbay’s calculation designates copper as its primary metal of production as it is currently, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•                  Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, Hudbay’s primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•                  Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of Hudbay. The economics that support Hudbay’s decision to produce and sell copper would be different if the company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay’s operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents Hudbay’s calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31
(000’s)	2014	2013
By product credits:
Zinc	52,189	51,615
Gold	14,115	13,992
Silver	2,343	2,204
Other	984	1,375
Total by product credits	69,631	69,186
Less: deferred revenue	(7,061)	(9,443)
Less: pre-production credits	(4,548)	(4,677)
Total by product credits, net of pre-production credits	58,022	55,066

By product credits, per net copper pound sold:
Zinc	4.82	3.12
Gold	1.30	0.85
Silver	0.22	0.13
Other	0.09	0.08
Total by product credits	6.43	4.18
Less: deferred revenue	(0.65)	(0.57)
Less: pre-production credits	(0.42)	(0.28)
Total by product credits, net of pre-production credits	5.36	3.33

Cash cost, before by-product credits	85,422	85,714
By-product credits, net of pre-production credits	(58,022)	(55,066)
Cash cost, after by-product credits	27,400	30,648

Pounds of copper sold	12,212	17,242
Less: pre-production pounds of copper sold	(1,384)	(706)
Net pounds of copper sold	10,828	16,536

Cash cost, before by-product credits (per pound sold)	7.89	5.18
By-product credits (per pound sold)	(5.36)	(3.33)
Cash cost, after by-product credits (per pound sold)	2.53	1.85

Reconciliation to IFRS:
Cash cost, after by-product credits	27,400	30,648
By-product credits	69,631	69,186
Change in deferred revenues	(7,061)	(9,443)
Pre-production revenue	(4,548)	(4,677)
Treatment and refining charges	(5,054)	(4,951)
Share based payment	241	258
Adjustments related to zinc inventory write-downs (reversals)	674	—
Cost of sales — operating costs (excluding depreciation)	81,283	81,021

Cash cost after by-product credits for the first quarter of 2014 was $2.53/lb, compared to $1.85/lb for the same period in 2013. Although the costs, expressed in absolute terms, were similar to the same period in 2013, a decline in pounds of copper sold in the current period was the primary cause of the increase of the metric on a per pound basis.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/HUDBQ1MDA2014.pdf

Financial Statements:

http://media3.marketwire.com/docs/HUDBQ1FS2014.pdf

Conference Call and Webcast

Date:	Thursday, May 1, 2014

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-644-3415 or 877-974-0445

Replay:	416-640-1917 or 877-289-8525

Replay Passcode:	4676300#

The conference call replay will be available until midnight (Eastern Time) on May 8, 2014. An archived audio webcast of the call also will be available on Hudbay’s website.

Qualified Persons

The technical and scientific information in this news release related to the Constancia project has been approved by Cashel Meagher, P. Geo, Hudbay’s Vice-President, South America. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to National Instrument 43-101 — Standards of Disclosure for Mineral Projects. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for each of our material properties as filed on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward looking information includes, but is not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer , the market for and listing of the common shares Hudbay may issue pursuant to the Offer, the value of the Hudbay common shares that may be received as consideration under the Offer, Hudbay’s ability to complete the transactions contemplated by the Offer, the permitting, development and financing of Augusta’s Rosemont project, the purpose of the Offer, the completion of any compulsory acquisition or subsequent acquisition transaction in connection with the Offer and any commitment to acquire outstanding shares of Augusta, Hudbay’s objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, production at Hudbay’s 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at Hudbay’s Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, Hudbay’s ability to complete the development of Hudbay’s Lalor and Constancia projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of Hudbay’s projects and events that may affect Hudbay’s projects, including the anticipated issue of required licenses and permits, Hudbay’s expectation that the company will receive the remaining deposit amounts under the amended precious metals stream transaction with Silver Wheaton Corp. and additional funding under Hudbay’s equipment financing transaction with Caterpillar Financial Services Corporation, expectations with respect to additional credit facilities, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals Hudbay produces;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and availability of reagents for Hudbay’s concentrators;

•                  the availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of Hudbay’s business and growth strategies, including the success of Hudbay’s strategic investments and initiatives;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop Hudbay’s projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  Hudbay’s ability to secure required land rights to complete its Constancia project;

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the Constancia project and First Nations communities surrounding the Lalor project and Reed mines;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments;

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets;

•                  the accuracy of Augusta’s public disclosure;

•                  that all conditions to the Offer will be satisfied or waived; and

•                  the timing and likelihood of entering into a standby credit facility and offtake arrangement in respect of Constancia.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the impact of the issuance of Hudbay’s common shares as consideration under the Offer on the market price of Hudbay’s common shares, the development of the Rosemont Project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken in connection with the Offer, the reduced trading liquidity of common shares of Augusta not deposited under the Offer, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Offer without the ability to control the management or direction of Augusta, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, the failure to obtain required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond the company’s control), depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning Augusta

Except as otherwise expressly indicated herein, the information concerning Augusta contained in this news release has been taken from and is based solely upon Augusta’s public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this news release. Although Hudbay has no knowledge that would indicate that any information or statements contained in this news release concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Hudbay’s directors or officers have verified the accuracy or completeness of such information or statements or are aware of any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. Hudbay has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta’s publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta’s public disclosure available as of the date of the Offer.

Cautionary Note in Respect of the Offer

The full details of the Offer are set out in the takeover bid circular and accompanying offer documents, as amended (collectively, the “Offer Documents”), which Hudbay filed with the Canadian securities regulatory authorities. Hudbay also filed with the SEC a registration statement on Form F-10, as amended (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO, as amended (the “Schedule TO”). The disclosure related to the Offer in this news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the information agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com